UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                  HELENE CURTIS INDUSTRIES, INC.
-----------------------------------------------------------------
                         (Name of Issuer)

                           COMMON STOCK
-----------------------------------------------------------------
                  (Title of Class of Securities)

                            0004232361
-----------------------------------------------------------------
                          (CUSIP Number)

                      DAVID K. ROBBINS, ESQ.
             Fried, Frank, Harris, Shriver & Jacobson
725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017  (213)689-5800
-----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 12, 1996
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If  the  filing  person  has previously  filed   a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /.

          This Statement relates to the Schedule 13D, dated May 13, 1994 (the "Schedule 13D"), by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 to the Schedule 13D, dated August 15, 1994 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D, dated December 16, 1994 ("Amendment No. 2") and Amendment No. 3, dated January 16, 1996 ("Amendment No. 3" and, together with the
Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Amended
Schedule 13D"), with regard to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"), and constitutes Amendment No. 4 to the Schedule 13D ("Amendment No. 4"). The purpose of this Amendment No. 4 is to amend and supplement certain information contained in the Amended Schedule 13D as set forth below. Prior disclosure in the Amended Schedule 13D inconsistent with this Amendment No. 4 is hereby superseded. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Amended Schedule 13D.

          1.  Item 4 is hereby amended to add the following:

ITEM 4.   Purpose of Transaction.
          ----------------------

          On February 12, 1996, SHOC sent a letter to the Board of Directors of the Company, the full text of which is set forth below:

     "On January 16, 1995 we sent a letter to Ronald Gidwitz and the other members of the Board of Directors calling for the elimination of the dual class structure of the Company's common stock and/or a possible sale of Helene Curtis. Mr. Gidwitz informed us, by letter also dated January 16, 1995, that our letter had been referred to the Board of Directors and that we would receive a response in due course.

     The Company issued a press release on January 24, 1996 stating 'the company is in contact with one or more parties who have expressed an interest in a possible business combination.
As previously disclosed, the company's Board of Directors will be considering a proposal made in a letter from Shamrock Holdings of California Inc., that the Board 'sunset' certain voting provisions in the company's corporate charter and/or sell the company.'

     On January 16, 1996, the Company's stock closed at 34 1/8. Following the Company's press release the price of the Company's stock traded in the mid to upper 60's reflecting the market's view of the intrinsic value of the Company's assets. In addition, security analysts familiar with the Company and the industry have publicly expressed their view that an even higher value could be realized in a sale of Helene Curtis to a strategic buyer.

     Since our letter to the Board, we have been contacted by many Helene Curtis shareholders that also share our view that the Company's performance would be significantly enhanced if the dual class structure of the Company's common stock was eliminated or that Helene Curtis was sold to a bidder with the financial resources to fully take advantage of the Company's product lines.

     We are obviously disappointed that we have not heard from the Board of Directors by this time concerning our request for a meeting. We had expected that the Board of Directors, acting consistently with the Charter and By-laws of the Company, would have promptly appointed a special committee of the outside Directors to review the elimination of the dual class structure. We also had expected that independent outside counsel and financial advisors would have been selected by that special committee so as to not let this unique opportunity disappear for all shareholders to realize the intrinsic value of Helene Curtis. The fear of many shareholders is that a failure on the part of the Board to act decisively would result in the Gidwitz family retaining control through the dual class structure for another five years. The stock price most assuredly would then collapse to the upper 20's -- a loss of more than $375 million in shareholder value.

     We again urgently request that a meeting be arranged among myself, other interested shareholders, and the outside Directors to discuss these crucial matters of vital interest to all Helene
Curtis shareholders."

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 1996

                                         SHAMROCK HOLDINGS OF
CALIFORNIA, INC.



                                         By:  /s/ Stanley P. Gold
                                              -------------------
                                              Name:  Stanley P. Gold
                                              Title:  President